Mine Safety Appliances Company

121 Gamma Drive

RIDC Industrial Park

O’Hara Township

Pittsburgh, PA 15238

412-967-3000

February 6, 2009

Delivered by Filing via EDGAR

Ms. Cecilia Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Mine Safety Appliances Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 1-15579

Dear Ms. Blye,

This letter is submitted in response to the comments of the staff of the Office of Global Security Risk of the Securities and Exchange Commission with respect to our Form 10-K for the year ended December 31, 2007 filed on February 29, 2008 (File No. 001-15579), as set forth in your letter dated December 31, 2008.

For reference purposes, the text of your letter has been reproduced in this letter with our responses below each numbered comment.

1.

We note the disclosure on page 25 of your Form 10-K that you made sales in the Middle East in 2005 and 2006. Also, it appears from a dropdown menu on your website that nationals of Cuba, Iran, Sudan, and Syria may register on your online training center to learn about your products, the technologies underlying the products, and the standards that guide your product development. Finally, we are aware of a December 2007 report that you agreed to pay a civil penalty of $470,000 to settle the Bureau of Industry and Security’s allegations that you had made 107 unauthorized reexports of products, including controlled items, to Iran and Syria between May 2001 and December 2005. Cuba, Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Past Contact with Cuba, Iran, Syria, and Sudan

We operate globally under a U.S. parent company and a number of foreign subsidiary companies.

As discussed on page 25 of our 2007 Form 10-K, our consolidated sales in 2005 and 2006 included sales to customers in the Middle East. Our sales in the Middle East are made primarily by MSA Middle East, which is a branch of the U.S. parent company located in Abu Dhabi. MSA Middle East primarily sells to oil, gas and petrochemical customers in the Middle East. Additionally, MSA Middle East supports sales of our products to public safety and emergency response professionals in the region. Regional coverage includes the UAE, Qatar, Bahrain, Oman, Saudi Arabia, Yemen, Kuwait, Iraq, Jordan, Lebanon, Egypt, Libya, Pakistan, and Afghanistan. We have a long-standing policy that MSA Middle East is not to make sales to customers in Iran or other countries on the State Department list of state sponsors of terrorism.

As described in the voluntary disclosure that we filed with the Department of Treasury, Office of Foreign Assets Control (“OFAC”) and the Department of Commerce, Bureau of Industry and Security (“BIS”) on April 7, 2006, during a routine internal financial review at MSA Middle East we discovered that MSA Middle East had sold non-military products to customers in Iran. We took immediate action to address this discovery and determined that MSA Middle East had made a limited number of sales of non-military commercial safety products to Iranian, Syrian, and Sudanese customers. These sales were made by the General Manager of MSA Middle East in violation of our Export Compliance Policy. Despite being repeatedly advised that such activities were prohibited under both U.S. law and MSA company policy, the General Manager of MSA Middle East created a system for routing these prohibited transactions through third-party trading entities located in the UAE, and created duplicate accounting, sales, and shipping records to give these transactions the appearance of propriety. Our investigation also found that this employee used threats of deportation and other coercive measures to intimidate and otherwise prevent other MSA Middle East employees from disclosing the nature of these transactions to parent company officials.

Our review determined that between 2003 and 2005, MSA Middle East also referred two leads to Iranian customers involving European-manufactured commercial safety products to MSA Gallet in France and MSA Auer in Germany. Although these companies are incorporated in France and Germany and, therefore, are not subject to U.S. embargo restrictions, these transactions violated the OFAC regulations because MSA Middle East, a branch office of a U.S. parent, was the source of the referral. We are not aware of any prohibited transactions with customers in Iran, Sudan, or Syria other than those disclosed to the Department of Commerce and OFAC in 2006. Further, we are not aware of any transactions with customers in Cuba.

In order to prevent the recurrence of these types of transactions, we terminated the General Manager of MSA Middle East and hired outside counsel to review MSA Middle East’s export transactions from 2001 through 2005. Further, we issued a new policy on March 6, 2006 banning all MSA entities—including non-U.S. entities which are not subject to the OFAC restrictions—from selling products or services to any customers in Burma (Myanmar), Cuba, North Korea, Iran, Sudan, or Syria. This policy further prohibits any sale that we know or have reason to believe will be shipped to customers in these countries. In addition, we began a comprehensive effort to re-train all our employees on their obligations under U.S. export control laws and MSA corporate policy.

Dropdown Menus on the MSA Website

Our website includes a section called “MSA U” where individuals can register to view publicly-available training videos and general marketing literature regarding MSA products, the technologies behind them, and related product development standards. To register, individuals must provide contact information and a dropdown menu requires them to choose their country location. This drop-down menu includes every country in the world, including Cuba, Iran, Syria, and Sudan. The information provided in this section of the our website is used for marketing purposes, and does not contain any information controlled for export to embargoed countries under either the Export Administration Regulations or the International Traffic in Arms Regulations. The primary reason we compile this registration information is to provide us with intelligence on where our products are being used and by whom. We do not accept or reject requests to provide this marketing information based on the country provided in the online registration form, and do not validate the address provided before releasing the marketing data. Accordingly, through such internet access anyone may view the information but may not order products from the site by simply supplying this information. Regardless of who accesses our website, our export compliance procedures are designed to ensure that products will not be sold or shipped to any individuals or entities in violation of our Export Compliance Policy.

2.	Please discuss your discovery of, and voluntary disclosure to BIS regarding, the alleged unauthorized reexports to Iran and Syria. Discuss also any preventative or remedial measures you have undertaken since the discovery of the reexports, to prevent such occurrences in the future.

Discovery of Unauthorized Reexports and Voluntary Disclosure to BIS

As described above in our response to Comment 1, we discovered the transactions detailed in our voluntary disclosure during a routine internal financial review at MSA Middle East in December 2005. During this financial review, our International Finance Director questioned the Financial Manager of MSA Middle East about a particular past due receivable balance and was informed that the account in question related to a customer in Iran. Upon further questioning, the Finance Director learned that MSA Middle East had also sold products to other customers in Iran. Our International Finance Director notified parent company officials, who immediately suspended the General Manager of MSA Middle East and removed him from the premises. We promptly engaged outside counsel to conduct a thorough investigation of MSA Middle East’s transactions from 2001 forward. No records of transactions made prior to 2001 were available. During the course of this investigation, it became apparent that the General Manager of MSA Middle East had taken conscious and deliberate steps to hide the prohibited transactions from parent company officials. We then promptly terminated the employment of the General Manager and prepared a voluntary disclosure detailing the violations at issue, and have fully cooperated with government officials at all phases of their investigation. As noted in Comment 1, we paid $470,000 to settle civil charges from BIS related to this disclosure. We are currently negotiating a settlement with OFAC related to the same violations outlined in the disclosure.

Preventative and Remedial Measures Taken

As indicated above in our response to Comment 1, we have taken a number of preventative and remedial measures. These measures included:

•	Terminating the employment of the MSA Middle East General Manager;

•	Voluntarily disclosing the matter to BIS and OFAC;

•	Expanding the availability of the MSA Ethics Hotline to include the MSA Middle East facility and all other foreign facilities;

•	Implementing more rigorous export compliance procedures for MSA Middle East that require regular communication with MSA export compliance personnel;

•	Strengthening existing internal controls over export screening to ensure that all parties to a transaction are identified and reviewed;

•

Reinforcing the existing Export Compliance Policy to prohibit any MSA entity from selling products or services to embargoed countries or to customers MSA knows or has reason to know will divert MSA products to one of those countries;

•	Initiating an export compliance training program to expand the understanding of MSA personnel throughout the company; and

•	Engaging in a general export compliance review and update of the MSA Export Compliance Policy.

3.	Tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, technology, or services you have provided, directly or indirectly, into Iran or Syria have military uses, and describe possible military uses of which you are aware. Please also advise us whether, to the best of your knowledge, understanding, and belief, such products, equipment, components, technology, or services have been put to military use by Iran or Syria, and discuss any such use of which you are aware. Finally, if you have provided into Iran any products, equipment, components, technology, or services that can be put to military use, please discuss for us briefly the applicability of the Iran Freedom Support Act of 2006 to your contacts with Iran.

The Products that went to Iran and Syria were non-military

As stated above, the products directly and indirectly sold into Iran, Syria and Sudan varied, and generally included industrial safety equipment, such as safety helmets, respirators, and gas detection systems. These types of products are commonly used in industrial applications and fire fighting and can be purchased from a wide variety of international vendors.

As with all commercial fire-fighting equipment, the equipment could be used by any government or private entity in handling disasters that cause difficulties with breathing, seeing, and hearing. For example, certain similar products with similar purposes are marketed to government customers for use during riots and civil unrest, to protect personnel from hazards that affect respiration and the auditory and visual functions. However, all products that were sold to customers in Iran, Syria and Sudan were non-military, designed solely for use in fire-fighting.

Application of the Iran Freedom Support Act of 2006

The products that we sold to customers in Iran were non-military safety equipment designed solely for use in fire-fighting. The Iran Freedom Support Act of 2006 provides, in part, for financial and political assistance for supporting and promoting democracy for Iran. As all MSA interactions with Iran occurred prior to 2006, the Iran Freedom Support Act of 2006 did not apply to these sales.

4.	Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Quantitative Materiality

Our total consolidated sales during the five year period from 2001 through 2005 were $3.5 billion. During such period the isolated sales by MSA Middle East to customers in Iran, Syria, and Sudan totaled approximately $1.5 million of aggregate MSA Middle East reported sales of approximately $30.0 million. In addition, the Iranian transactions referred by MSA Middle East to our European subsidiaries represented sales of approximately $1.2 million. We believe that these violating transactions represent only a small fraction of our consolidated sales, and were not material to our financial statements.

As a result of the violating transactions detailed above, we agreed to pay a civil penalty of $470,000 to BIS. We are currently negotiating a settlement with OFAC. Once we conclude a settlement agreement with OFAC, we will not be subject to any further liability related to these voluntarily disclosed transactions.

We do not anticipate future contacts or liability from business interactions with Cuba, Iran, Syria, or Sudan. We do not believe that our contacts with Iran, Syria, and Sudan represent a material investment risk that should be considered as part of a reasonable investor’s investment decision.

Qualitative Factors

We are aware that various investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. As detailed above, our internal Export Compliance Policy prohibits sales to U.S.-designated state sponsors of terrorism. In addition to the prohibitions described above, we also screen our customers and end-users against the Department of Commerce, Department of State, and Department of Treasury lists of restricted individuals and entities to help ensure that we are not doing business with any party subject to U.S. restrictions regardless of where they are physically located.

Our Export Compliance Policy requires compliance with all laws and regulations related to U.S. trade sanctions. Our policy also requires our foreign business entitites to comply with applicable U.S. trade regulations. As detailed above, the isolated interactions we had with customers in Iran, Syria, and Sudan were the result of unauthorized actions taken by a former employee. Upon discovery of these actions, we terminated the employment of that individual, and we are continually working to prevent similar occurrences in the future. As such, we do not believe that these isolated and unauthorized sales to customers in Iran, Syria, and Sudan reflect our established business practices and, therefore, we do not believe that they would represent a material qualitative factor in a reasonable investor’s investment decisions.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the Form 10-K filings. We further acknowledge that the Securities Exchange Commission staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you require further information or have any questions.

Sincerely,

/s/ Douglas K. McClaine

Vice President, Secretary and General Counsel